UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-42410

BrilliA Inc

220 Orchard Road
Unit 05-01, Midpoint Orchard
Singapore 238852
Tel: +65 6235 3388

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On November 29, 2024, BrilliA Inc (the “Company”) closed the initial public offering (the “IPO”) of its 2,500,000 Class A ordinary shares, par value US$0.00005 per share (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-282056), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 12, 2024 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on November 19, 2024. The Shares were priced at $4.00 per share, and the IPO was conducted on a firm commitment basis. The Company’s Class A ordinary shares commenced trading on The NYSE American under the ticker symbol “BRIA” on November 27, 2024.

In connection with the IPO, the Company entered into an underwriting agreement, dated November 26, 2024 (the “Underwriting Agreement”), with A.G.P./Alliance Global Partners (“Underwriter”), the sole underwriter.

The net proceeds to the Company from the IPO, after deducting the underwriting discount, the Underwriters’ fees and expenses, and the Company’s estimated offering expenses, were approximately $7.5 million.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriter, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions. In addition, pursuant to the terms of the Underwriting Agreement and related “lock-up” agreements, the Company and each director, executive officer, and owner of at least 5% of the Company’s outstanding Class A ordinary shares (or securities convertible or exercisable into Class A ordinary shares) of the Company have agreed, subject to customary exceptions, not to sell, transfer or otherwise dispose of securities of the Company, without the prior written consent of the Underwriters, for a period of 180 days after the effective date of the Registration Statement.

The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is furnished as Exhibit 1.1 to this Current Report on Form 6-K and is incorporated herein by reference. A form of the lock-up agreement is furnished as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated herein by reference.

On November 26, 2024, the Company issued a press release announcing the pricing of the IPO. On November 29, 2024, the Company issued a press release announcing the closing of the IPO. Copies of these press releases are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

On November 29, 2024, the Company also issued to the Representative warrants to purchase up to 125,000 Class A Ordinary Shares (the “Representative’s Warrant”), a copy of which is attached as Exhibit 4.1 to this Current Report on Form 6-K and is incorporated herein by reference.

The information contained in this Current Report on Form 6-K, the Underwriting Agreement furnished as Exhibit 1.1, 4.1, 10.1, and the press releases furnished as Exhibits 99.1 and 99.2 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the Company’s filings under the Securities Act or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K:

Exhibit No.	Description
1.1	Underwriting Agreement dated November 26, 2024 by and between the Company and the Underwriter
4.1	Representative’s Warrant
10.1	Form of Lock-up Agreement
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BrilliA Inc

Date: November 29, 2024	By:	/s/ Kendrew Hartanto
	Name:	Kendrew Hartanto
	Title:	Chief Executive Officer

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